

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Room 4561

September 28, 2006

Glenn L. Argenbright
President and Chief Executive Officer
Saflink Corporation
12413 Willows Road NE., Suite 300
Kirkland, WA 98034

Re: **Saflink Corporation**
Amended Registration Statement on Form S-3
Filed August 14, 2006
File No. 333-135626

Form 10-Q for the three months ended June 30, 2006
Preliminary Proxy Statement on Schedule 14A
Filed August 22, 2006
File No. 0-20270

Dear Mr. Argenbright:

Pursuant to the oral comment issued by Hugh Fuller on September 8, 2006, regarding the need to complete our review of your preliminary proxy statement prior to completing the review of your registration statement, we have the following comments.

Form S-3/A

1.   We note your latest auditor's consent is dated August 10 and your legal opinion is dated August 14, 2006. Please amend your registration statement to update your consent and legal opinion. You should also update the information in the prospectus as of the most recent practicable date.

Form 10-Q for the three months ended June 30, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 22

2.   As noted in our September 15, 2006 telephone conversation with Michael Hutchings and Susan Min of DLA Piper, we had no further comments on your preliminary proxy statement but continued to believe that revisions to your Form 10-Q in response to prior comment 2 from our letter dated September 5, 2006

were required. Your current disclosure in the Form 10-Q states that you have sufficient funds to continue operations at current levels through December 31, 2006. Expand your disclosure in an amendment to the Form 10-Q to state the current rate at which you are using capital in operations. To the extent you do not have sufficient capital to fund your planned operations for a period of no less than twelve-months, disclose the minimum amount of additional capital you will need to obtain to fund planned operations for that period. Describe how you plan to obtain any such funds and also describe the effects on your business activities in the event you are not able to raise capital that must be obtained to fund any portion of twelve months of operations from the effective date. As previously noted, your disclosure should also address the impact to your financial position over the term of the debenture should you be required to make monthly cash payments for redemption of the debenture rather than through the issuance of shares.

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As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Hugh Fuller at (202) 551-3853 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,



Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (206) 839-4801</u>
      W. Michael Hutchings
      DLA Piper Rudnick Gray Cary US LLP
      Telephone: (206) 839-4800